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U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Merus B.V. Registration Statement on Form F-1 (File No. 333-207490)

Dear Ms. Hayes:

On behalf of Merus B.V. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 28, 2015 with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), responding to the Staff’s comments and updating the Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Page references in the text of this letter correspond to the page number in the Amended Registration Statement. Courtesy copies of this letter and the Amended Registration Statement (marked to show changes thereto) are being submitted to the Staff by hand delivery.

Related Party Transactions

Class B Preferred Share Financing, page 138

1.	Please refer to prior comment 10. Please tell us why there is no accounting for the issuance of 1.5 million shares of your Class B preferred shares and reference for us the authoritative literature you rely upon to support your position. In your response, ensure you address the following issues:

•	Describe for us the nature of the subscription agreement in September 2013 that led to the sale of 886,524 shares of Class B preferred shares at

January 21, 2016

€5.64 per share in January 2015. Tell us whether you were contractually obligated to sell the shares and/or whether the purchasers were contractually obligated to purchase them;

•	Describe for us the provisions of the anti-dilution provision triggering the issuance of 1.5 million shares of Class B preferred shares. Tell us whether the issuance at €5.64 per share triggered the anti-dilution provisions and, if so, why it did so if that price was previously negotiated in September 2013;

•	Explain why the price negotiations in September 2013 resulted in the sale of Class B preferred shares at €7.50 in both September 2013 and August 2014 but at only €5.64 in January 2015; and

•	Tell us the fair value of a share of your Class B preferred shares at the January 2015 issuance date considering that the sale price determined in September 2013, and presumably sold to existing shareholders, is not necessarily indicative of fair value.

Response: The Company respectfully advises the Staff that it considered IAS 32 and IAS 39 in evaluating the accounting treatment of the Company’s Class B preferred shares issued pursuant to the subscription agreement entered into by the Company on September 30, 2013 (the “subscription agreement”), including the 1.5 million Class B preferred shares issued in January 2015 pursuant to the anti-dilution provisions included in the subscription agreement. In evaluating the accounting treatment of the anti-dilution feature under IFRS, the Company believes it had control over whether or not the anti-dilution feature would be exercised because it is the Company that is able to make the decision of whether or not to draw down on the additional tranches under the Class B preferred share financing, and thus, the Company can prevent the issuance of shares at a price below the anti-dilution strike price. The Company, therefore, advises the Staff that it had the ability to avoid making cash payment or settling the instrument in a variable number of its own shares (IAS 32.16) and that the fixed-for-fixed requirement in IAS 32.16 has been complied with. Therefore, the Company believes that the Class B preferred shares should be classified in their entirety as equity instruments. The Company’s analysis is further described below.

On September 30, 2013, the Company entered into the subscription agreement with certain existing investors and a new investor. The terms of the subscription agreement included, among other things, the draw down by the Company on a third tranche of the Class B preferred share financing, as well as the option to draw down on four additional tranches (Tranches 4, 5, 6 and 7). These four additional tranches were call options under the subscription agreement and could be drawn down by the Company in whole and sequentially. The Class B preferred shareholders had no right (contractually or otherwise) to require the Company to issue and sell Class B preferred shares in Tranches 4, 5, 6 or 7.

January 21, 2016

The anti-dilution provisions included in the subscription agreement would be triggered in the event the Company issued additional shares or options or securities which are convertible into shares at a price which is less than the applicable original price (€7.50 per share) of the Class B preferred shares issued. Each Class B preferred shareholder would be irrevocably entitled to full ratchet anti-dilution protection (as illustrated in the table below), reducing the issuance price of all Class B preferred shares to the price the new shares that were issued. As a result, the issuance of additional shares pursuant to the anti-dilution protection was contingent upon the Company exercising its right to draw down on Tranche 5 – the Class B preferred shareholders had no right to require the Company to issue additional shares until, if ever, the shares under Tranche 5 were issued at a price of €5.64 per share.

The following table sets forth the Class B preferred shares issued by the Company prior to and upon the closing of Tranche 5, illustrating that the relative percentages held by each of the Class B preferred shareholders did not change as a result of the issuance of additional shares pursuant to the anti-dilution protections included in the subscription agreement:

	Number of Class B Preferred Shares Owned Immediately Before Tranche 5	Percentage Ownership	Number of Class B Preferred Shares Purchased in Tranche 5	Number of Class B Preferred Shares Owned Immediately After Tranche 5	Percentage Ownership	Number of Anti- dilution Shares Issued In Connection with Tranche 5	Percentage Ownership	Number of Class B Preferred Shares Owned
Aglaia Oncology Fund BV / Aglaia Oncology Seed Fund BV	536,309	11.6%	103,109	639,418	11.6%	176,869	11.6%	816,286
Novartis Bioventures Ltd	1,034,162	22.4%	198,824	1,232,986	22.4%	341,053	22.4%	1,574,039
Bay City Capital Cooperatief U.A.	1,034,162	22.4%	198,824	1,232,986	22.4%	341,053	22.4%	1,574,039
Cooperatief LSP IV U.A.	517,081	11.2%	99,412	616,493	11.2%	170,526	11.2%	787,019
Pfizer Inc.	689,441	15.0%	132,550	821,991	15.0%	227,369	15.0%	1,049,360
JJDC	800,001	17.3%	153,805	953,806	17.3%	263,830	17.3%	1,217,636

Total	4,611,156		886,524	5,497,680		1,520,700		7,018,380

At the time the subscription agreement was entered into by the Company, considering the development stage and size of the Company, the Company and the Class B preferred shareholders viewed the potential for a call of Tranches 5 to 7 as a backstop option in the event the Company would not be able to obtain non-dilutive financing. As a result, since the inability of the Company to raise non-dilutive financing would have an immediate effect on the valuation of the Company, the share price for Tranche 5 was

January 21, 2016

negotiated on an arm’s length basis in the subscription agreement at €5.64 per share, €1.47 per share for Tranche 6 and €0.43 per share for Tranche 7 instead of the €7.50 per share price that was set for Tranches 1 to 4. The decline in the share price for each of Tranches 5 to 7 relates to the fact that the post-money valuation of the Company after the drawdown of those tranches was not expected to increase.

In August 2014, the Company exercised its option to draw down on Tranche 4 of the Class B preferred share financing and issued 800,000 Class B preferred shares at a price of €7.50 per share for aggregate consideration of €6.0 million. However, by the end of 2014, the Company was unsuccessful in raising non-dilutive cash and was incurring litigation costs associated with a patent infringement matter with a third party. In view of the Company’s financial position at the end of 2014, the Company exercised its option to draw down on Tranche 5 of the Class B preferred share financing and issued 886,524 Class B preferred shares in January 2015 at a price of €5.64 per share for aggregate consideration of €5.0 million. In connection with the closing of Tranche 5 in January 2015, the Company issued an additional 1,520,700 Class B preferred shares pursuant to the anti-dilution protections included in the subscription agreement. These additional shares were issued for no additional cash consideration.

The Company advises the Staff that the number of Class B preferred shares to be issued by the Company for each tranche of the Class B preferred share financing were determined at the outset of arrangement by the Company and the third party investors. As the issuance price of Tranche 5 was determined at the time the subscription agreement was entered into in September 2013, the number of potential Class B preferred shares to be issued pursuant to the anti-dilution provisions included in the subscription agreement could be determined at the outset of the arrangement. Furthermore, the Company had the control on whether or not to draw down on Tranche 5 of the Class B preferred share financing. Accordingly, the Company views the additional 1,520,700 Class B preferred shares issued pursuant to the anti-dilution protections included in the subscription agreement as relating solely to the closing of Tranche 5 of the Class B preferred share financing – i.e., the Company issued 2,407,224 Class B preferred shares for an aggregate consideration of €5.0 million in Tranche 5. This is a fixed number of Class B preferred shares for a fixed amount.

Based on the foregoing, the Company believes the issuance of Class B preferred shares under Tranches 1 to 5 including the issuance of Class B preferred shares under the anti-dilution protections included in the subscription agreement were settled in a fixed number of the Company’s Class B preferred shares. In evaluating the accounting treatment of the Class B preferred shares and the anti-dilution feature under IFRS, the Company has concluded that the fixed-for-fixed requirement in IAS 32.16 has been complied with. Accordingly, the Company believes that the Class B preferred shares in its entirety should be classified as equity instruments.

With respect to the Staff’s inquiry as to fair value of a Class B preferred share as of the closing of Tranche 5 in January 2015, the Company respectfully advises the Staff that it believes the fair value of Class B preferred shares is not relevant for the accounting treatment of the Class B preferred shares.

January 21, 2016

The Company believes its aforementioned right to draw down on Tranche 5 and issue additional Class B preferred shares equates to a purchased put option on shares, which meets the fixed-for-fixed criteria in IAS 32. The Company respectfully refers the Staff to IAS 32 Illustrative Examples, Example 5, ‘Purchased put option on shares’, sub c, ‘Cash for shares (gross physical settlement)’ (IAS 32.IE25). The Company has not assigned a valuation to the Company’s options to draw down on Tranches 4 to 7, which is consistent with the illustrative example noted above. In addition, the issuance of the Class B preferred shares in January 2015 was accounted as equity instruments.

Based on the analysis above and the IAS 32 Illustrative Example 5 noted above, the Company believes it is not necessary to subsequently measure fair value of the September 2013 predetermined fixed transaction price for the issuance of Class B preferred shares in January 2015. Accordingly, the fair value of Class B shares at the time of issuance in January 2015 is not relevant for the accounting treatment of the Class B preferred shares.

In addition, while the arm’s length fair market value of the Class B preferred shares cannot be determined as of January 2015 as no new investor joined the Class B preferred share financing at that time, the Company believes an indication that the agreed upon price for Tranche 5 was close to the actual fair market value of the Company is the subsequent financing round the Company entered into in August 2015. Between January 2015 and August 2015, the Company had successfully commenced its first clinical trial, demonstrating initial safety of its compound by dosing multiple patients. This, among other things, resulted in an increased valuation and share price of €6.66 per share for the Class C preferred share financing entered into in August 2015 by the Company where multiple new investors joined.

Statement of Profit or Loss and Comprehensive Income, page F-4

2.

Please refer to prior comment 12. We acknowledge the information provided in your response, particularly your assertion that your presentation follows the nature-of-expense method, but continue to believe that your presentation is a hybrid version of the two allowable methods and thus inconsistent with the requirements of paragraph 99 of IAS 1. In particular, research and development expenditures are not consistent with the nature-of-expense method but are consistent with the function-of-expense method described in paragraph 103 of IAS 1.

January 21, 2016

Please revise your Statement of Profit or Loss and Comprehensive Income to remove reference to research and development expenditures to fully reflect the nature-of-expense method.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has further considered paragraph 99 of IAS 1 in conjunction with the requirements of paragraphs 101, 102, 103, 104 and 105 of IAS 1. In addition, the Company has considered whether its presentation of expenses in its Statement of Profit or Loss and Comprehensive Loss was reliable and relevant given the disclosures of peer companies and the nature, practice and current stage of development of the Company’s operations. The Company concluded that going forward its expenses would be more relevant and reliable if presented on a “function of expense” method described in paragraph 103 of IAS 1.

Therefore, the Company has changed its presentation format for expenses in its Statement of Profit or Loss and Comprehensive Loss in the unaudited condensed interim financial statements for the nine months ended September 30, 2015 from the nature of expense method to the function of expense method described in paragraph 103 of IAS 1. Comparative figures have been revised to reflect this new presentation. This change in accounting policy (IAS 1.41) and revisions have no impact on net result, the financial position or cash flows of the Company for any periods presented in the Amended Registration Statement.

As a result of this change in presentation, in accordance with the requirements of Topic 13 of the Division of Corporate Finance Financial Reporting Manual for a change in accounting principle, the Company has retrospectively revised its audited financial statements for the years ended December 31, 2014 and 2013 presented in the Amended Registration Statement to fully reflect the function of expense method.

In response to the Staff’s comment, in changing its presentation for expenses, the Company has included research and development expenditure in the Statement of Profit or Loss and Comprehensive Loss as a functional expense and not an expense by nature.

Notes to the Financial Statements

4. Significant accounting policies

Research and development, page F-10

3.

Please refer to prior comment 13. Please explain how your assertions that all employees are active in research and development means that all personnel expenses, as disclosed on pages F-25 and F-47, are directly attributable to research and development activities. In this regard, on page 65, you state that since inception, a significant portion of your resources has been devoted to business planning, raising capital providing general and administration support and building your supply chain. Thus, at a minimum, the activities of your CEO,

January 21, 2016

CFO and legal and finance staff appear to be meaningful and warrant a separate allocation of personnel expenses apart from research and development. Please explain this apparent inconsistency and quantify costs associated with each of the business activities described on page 65 for each period presented. Revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company acknowledges that the activities of its chief executive officer, chief financial officer and an administration assistant is more appropriately categorized under “Management and administration costs” in its Statement of Profit or Loss and Comprehensive Loss and, in conjunction with the Company’s change in presentation for its expenses noted in its response above, has revised its financial statements presented in the Amended Registration Statement to include this caption as part of its analysis and presentation of expenses. The Company respectfully advises the Staff that it does not quantify costs associated with each of the business activities described on page 65 of the Amended Registration Statement as (i) these generally are not maintained in separate analyses based on time spent in these areas and (ii) for internal purposes, these form part of the Company’s overall management and administration function.

Furthermore, the Company respectfully advises that the salaries of its chief executive officer and chief financial officer have been disclosed separately in the Amended Registration Statement. In addition, the Company has added a narrative disclosure in its unaudited condensed interim financial statements for the nine months ended September 30, 2015 on page F-48 and its revised audited financial statements as of and for the years ended December 31, 2014 and 2013 on page F-27 to clarify that its personnel are principally involved in research and development.

15. Shareholders’ equity

Conversion, page F-21

4.	Please refer to prior comment 7. As requested, please disclose the conversion rate for each series of preferred stock consistent with the guidance in paragraph 79(a)(v) of IAS 1.

Response: In response to the Staff’s comment, the Company has added the conversion rate for each series of preferred shares on pages F-22 and F-45 of the Amended Registration Statement.

17. Costs of outsourced work and other external costs, page F-24

5.	Please refer to prior comment 14. We acknowledge the information provided in your response. However, we believe that you should revise your accounting to consistently classify litigation costs as other operating expenses for all periods presented. Also, expand your disclosure to provide the information in your response, particularly the nature of IP and litigation costs and their relationship to your R&D activities.

January 21, 2016

Response: In response to the Staff’s comment, and in conjunction with the Company’s change in presentation for its expenses noted in its response above, litigation costs are now presented as part of “Other expenses” in the Company’s Statement of Profit or Loss and Comprehensive Loss presented in the Amended Registration Statement and no longer as part of research and development costs. The Company advises the Staff that its research and development costs include costs associated with obtaining and maintaining patents and other intellectual property in accordance with the function of expense method described in paragraph 103 of IAS 1.

If you have any questions regarding the foregoing responses or the enclosed Amended Registration Statement, please do not hesitate to contact me by telephone at (617) 948-6060.

Very truly yours,

/s/ Peter N. Handrinos

Peter N. Handrinos of LATHAM & WATKINS LLP

cc:	Ton Logtenberg, Ph.D., Merus B.V.

Shelley Margetson, Merus B.V.

Nathan Ajiashvili, Latham & Watkins LLP